

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY -
WORK HISTORY DOCUMENTS



FRANCOIS VIARGUES

New York | francois.viargues@gmail.com | www.linkedin.com/in/fviargues | Dual Citizenship US/France

PROFESSIONAL SUMMARY

CEO/ Top Executive Specializing in Beauty, Health & Lifestyle
Executive MBA Columbia Business School

Business Development | Brand Education | Sales Leadership | Financial & Operations Management
- ✓ Develop brands' premium status to earn market share and create a threat to the competition.
- ✓ Exhibit a unique blend of leadership skills, developing cohesive teams who work in harmony toward goals.
- ✓ Turn around underperforming teams and broken processes to improve top- and bottom-line results.
- ✓ Confident and effective in client-facing sales roles and operations leadership.

TOP SKILLS: Leadership | Sales & Marketing | Project Management | Digital, e-commerce | Fund-raising
Product Development & Launches | Brand Placement & Integrity | Strategic & Long-Term Vision Planning
Operations | Visual Merchandising | Vendor Relations | Customer Service | P&L Optimization | Financial Control
Startup | HR Training & Development | Public Relations | Change Management | Bilingual English & French

CAREER EXPERIENCE

SLASH HAIRCARE – New York, NY   04/2017 – Present
Co-founder and CEO
 https://slashhair.com – Beauty start-up: "on-the-go haircare in under 10 minutes"

SNAPSHOT: Co-founded and successfully launched a new beauty brand in 2.5 years.

- Managed the brand positioning, the branding/identity and the product packaging design.
- Developed a curated line of 5 essentials.
- Implemented a winning marketing and digital strategy - website, e-commerce, content, social medias.
- Surpassed the DTC industry ratios (conversion rate, returning customers) thanks to an optimal online advertising and influencers strategy.
- Introduced the brand to Sephora, Ulta, SpaceNK, lululemon and SoulCycle for the future retail distribution.
- Fund-raised through business angels and created a long term relationship with VC/PE for the future rounds.

PIERRE FABRE USA – Parsippany, NJ   2006 – 12/2017
 *http://www.pierre-fabre.us – Division of a multinational cosmetics and pharmaceutical company
 headquartered in France. Company's total global sales are $2.6B, with 12K+ employees.*

General Manager of René Furterer Paris – Premium Hair Care Division (2013 – 03/2017)
Chief Financial Officer (CFO) – (2006 – 2012)

SNAPSHOT: General Manager leading a national team of 26 in marketing, sales, customer service and brand education personnel for René Furterer, Pierre Fabre's premium haircare brand. Report directly to US CEO and president on all top- and bottom-line performance in branding, marketing, sales, customer service and product development. As **CFO**, provided financial and operational leadership for 4 business units (retail, salons, dispensing and pharma). Set US division on a path to success by developing a top-performing team of 17 in finance, legal, logistics, customer service, IT and human resources.

Milestones
- Received international promotion and relocation from VP of audit (in France) to the US as CFO, then was promoted to highly visible role of VP / general manager.
- Earned reputation as empowering and motivating VP.

Sales & Business Development Successes
- Successfully increased the sales (double digit) and the net profit in 2016.
- Increased number of new doors (client locations) by 26% in 2015 and increased average first order by 100% by improving brand exposure and strengthening partnerships with companies such as Barneys NY.
- Created René Furterer Academy, which secured loyal business partnerships and increased mutual profits.
- Implemented MS Dynamics CRM, which streamlined customer engagement, follow up and tracking.
- Executed elite ambassador reward program with an annual summit that nurtured industry network.

Marketing & Branding Accomplishments
- Secured spot on QVC Network featuring René Furterer's Volumea Spray product.
- In under 2 years, rebranded haircare product line into a luxury brand via more focused distribution.
  - In 2013, strategically closed low-end/-margin sales and repositioned in only high-end salons.
  - Reversed sales decline in 2012 which became growths from 2014 to 2016.
- Boosted brand as a preferred hair product during New York Fashion Week by supporting 9 shows, including Perry Ellis, Brooks Brothers, Reem Acra and The Row. Gained exposure in print/online fashion magazines.
- Organized 3 hair shows in NY and LA, each attended by 220+ high-end stylists that heighten PR image.
- Opened a flagship salon in NYC (Madison and 57th St), window for the brand and its education program.
- Initiated digital strategy that expanded reach to customers and consumers.
  - Led website redesign and oversaw remarketing of FB page and Instagram presences.
  - Directed company's first e-commerce website project renefurtererusa.com, surpassing sales goals.
- Lissea chosen as a "must have beauty product" by Nicole Richie of Candidly Nicole for Birchbox.
- Spearheaded US production of 3 new styling products to target US customer base.

Operations & Financial Performance
- Created P&L dashboard used to identify business gaps and pricing issues (rolled out to other subsidiaries).
- Reduced logistics costs by relocating 2 distribution centers from TN to a 3PL in OH.
- Successfully implemented SAP Business One ERP in a 4 months deadline.
- Enforced EDI that increased on-time shipping rate to 99.5% and reduced damaged shipping 38%.
- Optimized ordering by developing an iPad ordering tool for sales teams. Orders entered by 1:00 p.m. shipped the same day and system allowed seamless process of ordering, invoicing, shipping and tracking.
- Decreased admin cost over 4 years by upgrading and training talent and reducing headcount.
- Relocated US corporate office, streamlining workflow and gaining 20% more space at same lease cost.

Leadership & Team Development Improvements
- Drove top-line sales and employee earning potential through new performance-based bonus programs.
- Restructured team, adding 80% new members in less than 2 years. Recruited key players in sales and marketing from top competition such as L'Oréal and Estée Lauder.
- Empowered teams with tools, education, support, motivation and leadership that produced results.

PIERRE FABRE GROUP, Worldwide Headquarters – Castres, France   1997 – 2006
VP, Internal Audit (2000 – 2006) | Internal Auditor (1997 – 2000)
- Created internal audit function in line with international standards. Performed more than 100 audits.

ERNST & YOUNG – Paris, France   1993 – 1996
Senior Auditor – Audits and due diligences for media, television and oil industries.

EDUCATION

Columbia Business School, New York – MBA, Executive Program   2012
NEOMA Business School (former ESC Reims), France – MS in Management, Finance and FP&A   1992

ADRIEN FLAMMIER

San Francisco   Phone: 415-866-3178   Email: a.flammier@gmail.com

Slash Haircare   May 2017 - Present
San Francisco, CA
Co-founder, Chief Creative officer

Adrien Flammier Hair   Jan 2019 – Present
Business Owner, Senior Hairstylist
San Francisco, CA

Atelier Emmanuel   Oct 2012 – Jan 2019
San Francisco, CA
Senior Hairstylist

Miami Fashion Week   Jul 2015
Miami Beach, FL
Lead Stylist for Miami FW 2015 for Indah and Luli Fama's shows

Rene Furterer USA   Feb 2015
New York, NY
Mercedes Benz Fashion Week
- Lead Stylist for David Tlale: Head stylist, Hair creation for David Tlale Runway Show Fall/Winter 2015 Collection
- Hairstylist for Costello Tagliapetra, Davis Tlale, ICB, Band of Outsiders, Reem Acra, Zang Toi, J.Mendel, Stephen F, David Tlale, The Row

Rene Furterer USA   Jul 2014
Miami Beach, FL
Miami Fashion Week: Lead Stylist for Indah and Luli Fama's shows

Rene Furterer USA   Feb 2014
New York, NY
- Hairstylist represented Rene Furterer USA for Band of Outsiders, Reem Acra, J.Mendel hair tests
- Hairstylist for Costello Tagliapetra, Davis Tlale, ICB, Band of Outsiders, Reem Acra, Zang Toi, J.Mendel, Stephen F, David Tlale, The Row

Rene Furterer USA   Feb 2013
New York, NY
Mercedes Benz Fashion Week
- Stylist for Catherine Malandrino Designer (February 2013 for Fall Winter 2013 Collection)
- Stylist for Reem Acra and Zang Toi Designers (Sept 2013 for Spring Summer 2014 Collection)

Franck Provost Paris   Sep 2011 – Jun 2012
France
Manager Leader Stylist

DESSANGE   2004 – 2007
France
Senior Colorist/ Senior stylist/ Trainer

Jean Louis David   1999 – 2004
France
Apprentice/ Stylist Colorist/ Trainer/ Owner Manager

KERRY DACAS JOHNSON

Newport, NJ Phone: 646-678-1077 Email: kerry.dacas@gmail.com

EXPERIENCE

Slash Beauty Jan 2018 – Present
New York, NY
Marketing Director

Marketing Consultant Jun 2014 – Jan 2018
New York, NY

Pierre Fabre USA Apr 2012 – Jun 2014
Parsippany, NJ
Director of Marketing Rene Furterer USA

- Responsible for adopting the Global Marketing initiatives to best suit the needs of the US Market. This includes assets, packaging, collateral pieces, product positioning, etc.
- Responsible for creating Marketing Plans to include programs and promotions for the salon and retail distribution channels.
- Work closely with external Public Relations firm to promote brand awareness and coordinate events such as New York Fashion Week sponsored shows.
- Develop product training and education plan for the Sales and Education team.
- Work closely with the Sales team to ensure the successful sell in and sell through of new product launches.
- Work closely with external vendors for the creation and implementation of promotional assets and collateral.
- Responsible for developing and managing several high level projects to promote brand awareness
- Develop presentations and present to the Founder and CEO of Pierre Fabre.
- Responsible for the development and re-launch of the consumer website, including the development, execution and tracking of all social media campaigns.
- Responsible for communication between the US and French Marketing teams.
- Responsible for global packaging translations.
- Develop, manage, and consolidate the Marketing/Sales budget.
- Responsible for creating and executing large events to increase brand awareness and promote sales.

Bumble and bumble
New York, NY
Director of Marketing Aug 2010 – Mar 2013

- Assist in the achievement of North American Sales and New business goals through Marketing programs and tools that drive success in Network Salons, Retail s, and NY Bb.Salons.
- Worked interdepartmentally to manage the launch of Bumble to all Sephora s.
- Create Marketing programs for all distribution channels, resulting in Bb. entering Sephora's top 10 products (the first time for the Hair Care category).
- Managed the creation, roll out and implantation of the Bb. Brand Expression program to the network of salons. The program resulted in an average increase of 21% in sales over prior year for the participating salons.
- Responsible for developing, balancing and consolidating several Marketing budgets.
- Responsible for developing expense budgets on assigned projects to support company goals.
- Work closely with the Sales team to ensure the successful sell in and sell through of new product launches.

- Responsible for managing several high level projects to promote brand awareness.
- Develop and administer annual surveys to the network of salons
- Responsible for negotiating contracts with brand partners
- Departmental liaison between Sales leadership, Education, Operations Web Marketing and Global Marketing.

NY Sales Manager - West Region   Jul 2008 – Aug 2010
- Managed a team of 10 New York Based Sales Consultants.
- Promoted to co-managing the largest account in the West region after one year of successful management of shared accounts with 3 Directors of Sales. This is a shared account with the Executive Director of Sales.
- Invited to teach additional classes at Bumble and bumble.University (Bb.U) after successful reviews from internal staff and clients.
- Departmental liaison for Sales strategy implementation as it relates to launches, promotions and other sales initiatives.
- Key advisor for Education team curriculum development and salon network class offerings.
- Assist in the writing of Bb.U Business class modules for facilitator guides and presentation tools.
- Sales liaison to Marketing, Product Development and PR.

Business Consultant - Team Leader   Jan 2007 – Jun 2008
- Managed 4 junior team members to strategically grow regional sales.
- Promoted to a managerial position as Team Leader within 1 year, after exhibiting successful leadership and mentoring skills.
- Managed an account base of higher volume, market leader salon accounts.
- Promoted to official Bumble and bumble.University (Bb.U) Professor for 3 classes as well as internal company wide launch presentations.
- Consistently selected to advise on new product launch Sales/Education materials and to deliver inter-departmental and network salon presentations.
- Responsible for all team required approvals (travel planning, time off, budgetary tracking).

Senior Business Consultant   Jul 2007 – Dec 2007
- Managed a higher producing account base, approximately $2,000 per month/per salon, across 5 states.
- Promoted to an account base of higher volume with larger accounts, per salon employee, after 6 months of successful sales strategy and increased sales.
- Consistently delivered over 95% of sales goal metrics.
- Provided mentorship to more junior members of the team.
- Supported marketing/product launch campaigns and sales growth strategies.
- Planned/facilitated ongoing business and technical education/product knowledge.

Business Consultant   Jan 2007 – Jun 2007
- Independently managed account base of over 150 salons (approximately $1.4 million worth of business)
- Responsible for growing sales and market share for Bumble and bumble.
- Consistently delivered over 95% of sales goal metrics.
- Responsible for field travel and in-salon education.
- Planned/facilitated ongoing business and technical education/product knowledge.

Tarte Cosmetics
New York, NY

Account Executive/Trainer   Jul 2005 – Dec 2006
- Responsible for training all Sephora staff on the product line as well as any newly launched products.
- Performed makeovers in several television appearances to promote the product line including QVC.
- Conducted various in store employee trainings on existing and up-and-coming products, and achieved significant improvements in sales.

- Hired, trained, managed and scheduled freelance artists for in store support across the specified region while assisting in the achievement of significant improvements in their productivity.

Account Executive/Trainer   Oct 2003 – Dec 2006

Executed daily operations of increasing brand awareness and sales for assigned regional s. Performed makeovers in several television appearances to promote the product line. Planned and coordinate seasonal in store events promoting key products while increasing sales. Assisted in planning and executing brand promotional events in several s across NYC. Tracked and monitor in store inventory levels for possible sales trends. Conducted various in store employee trainings on existing and up-and-coming products and achieved significant improvements in sales. Hired, trained, managed and scheduled freelance artists for in store support across the specified region while assisting in the achievement of significant improvements in their productivity. Assisted in creating and developing new product for seasonal release.

National Makeup Artist   Oct 2003 – Jul 2005
Responsible for coordinating and supporting in store events for North East Sephora s.
Contributed to operational success by tracking total daily sales, and exceeding daily sales goals within Bergdorf Goodman, Henri Bendel, and each regional Sephora

Beauty Consultant   Nov 2001 – Feb 2003

Contributed to operational success by tracking total daily sales and exceeding daily sales goals.
Assisted in the planning of several in store events to increase brand awareness as well as sales.
Merrill Lynch, Deutsche Bank, Goldman Sachs and the Securities Exchange Commission

FINANCE/ACCOUNTING EXPERIENCE   Nov 1996 – Feb 2001
Merrill Lynch, Deutsche Bank, Goldman Sachs and the Securities Exchange Commission
Five years prior work experience in the area of Finance at Deloitte & Touche and NBC
Consulted on projects

EDUCATION

NYU Stern School of Business   1994 – 1998
BS Accounting and Finance

Fashion Institute of Technology